UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC  20549

FORM 12b-25

Commission File Number: 000-21250

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:          January 29, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________________

Read instructions (on back page) before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  __________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:                    The Gymboree Corporation

Former name if applicable: ____________________________________________________________

Address of principal executive office (Street and number):          500 Howard Street

City, State and Zip Code:                    San Francisco, CA  94105

PART II – RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

          The Gymboree Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended January 29, 2005, on or before April 14, 2005, the prescribed due date of the report, without unreasonable effort and expense.  The Company intends to complete and file its Annual Report on Form 10-K, on or before April 29, 2005.  The Company has determined that its lease accounting with respect to rent holidays, landlord allowances and incentives is not consistent with the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission on February 7, 2005, in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles.  Accordingly the Company will restate its financial statements for the quarters ended May 1, 2004, July 31, 2004 and October 30, 2004 and the fiscal years ended January 31, 2004 and February 1, 2003.  The Annual Report on Form 10-K for the fiscal year ended January 29, 2005, has not yet been completed due to the substantial amount of additional work associated with the review of lease accounting and the restatements.

PART IV – OTHER INFORMATION

          (1)     Name and telephone number of person to contact in regard to this notification.

Blair W. Lambert, Chief Operating and Financial Officer	415	278-7000

(Name)	(Area code)	(Telephone number)

          (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

          (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          For the fiscal year ended January 29, 2005 (“fiscal 2004”), the Company’s net sales from continuing retail operations were $583.2 million, an increase of 8% compared to net sales from continuing retail operations of $537.6 million for the same period last year.  Comparable store sales from continuing retail operations for fiscal 2004 increased 2% over net sales reported for the same period last year.  Net income for fiscal 2004 was $8.6 million or $0.28 per diluted share, compared to net income of $25.7 million or $0.83 per diluted share for the fiscal year ended January 31, 2004.  The loss from discontinued operations for fiscal 2004 was $9.6 million, or $0.31 per diluted share, net of income tax.

The Gymboree Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2005	By:	/s/ BLAIR W. LAMBERT

Blair W. Lambert,
Chief Operating and Financial Officer